Jon C. Avina

+1 650 843 5307

javina@cooley.com

May 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alyssa Wall

Erin Jaskot

Suying Li

Theresa Brillant

Re:	Maplebear Inc.

Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted March 20, 2023

CIK No. 0001579091

Ladies and Gentlemen:

On behalf of Maplebear Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 14, 2023 with respect to Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 20, 2023. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the Company’s responses to the Comments and certain other changes (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Prospectus Summary

Our Business Model, page 4

1.

Please expand the bullet point on net income to explain that net income for 2022 included a $358 million benefit from the release of your full valuation allowance on your deferred tax assets in the United States.

The Company has revised the disclosure on pages 5 and 162 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Two

2.	Please expand your disclosure to clarify the expansion to your business that “optimizes for profitable growth over time” following the pandemic.

The Company has revised the disclosure on pages 4 and 162 of the Amended Draft Registration Statement to remove the statement regarding expansion of the Company’s business.

3.

You present the changes in line items and metrics from 2020 to 2022, which we note includes a period where your growth was significantly accelerated by the COVID-19 pandemic. Please revise so that it is clear to investors that the period included here shows significant growth due to COVID-19, and that you do not expect your pandemic-accelerated growth rates to recur in future periods. Please also tell us why you believe that the comparison from 2020 to 2022 is appropriate and why you are not disclosing changes from 2021 to 2022. Please include disclosure here quantifying your accumulated deficit and disclosing that you only recently began generating profit and that you have historically experienced significant net losses.

The Company has revised the disclosure on pages 4, 5, and 162 of the Amended Draft Registration Statement to address the Staff’s comment.

Executive Compensation

Summary Compensation Table, page 233

4.

We note footnote 2 to the Summary Compensation Table which states that the amount disclosed in the “Stock Awards” column represents the aggregate grant-date fair value of each RSU award and PSU award granted during 2022. We also note your disclosure that achievement of the liquidity event-based vesting condition and, as applicable, the market capitalization goal, were not deemed probable on the date of grant. Please explain how your disclosure is consistent with Instruction 3 to Item 402(c)(2)(v) and (vi). Please also disclose in the footnote the value of the award at grant date assuming that the highest level of performance conditions will be achieved.

The Company has revised the disclosure on pages 249 and 250 of the Amended Draft Registration Statement to address the Staff’s comment, including for consistency with Instruction 3 to Item 402(c)(2)(v) and (vi).

Notes to Consolidated Financial Statements

13. Income Taxes, page F-54

5.

Please provide us with a comprehensive analysis of ASC 740-10-30 to support the release of your entire valuation allowance of $358 million related to the U.S. federal and state net deferred tax assets during the fiscal year ended December 31, 2022. In your response, please quantify the amount of “cumulative income in recent years, including the effect of permanent adjustments,” and compare for us the magnitude and duration of the periods of losses and profitability. Describe the factors driving the past losses and the changes that result in current profitability. Explain why profitability is sustainable, including how you considered the effect of economic uncertainty in your analysis. Last, detail for us management’s track record in making forecasts for the past three years by comparing the forecasted income or loss for the upcoming year against actual results.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Three

The Company supplementally advises the Staff that the Company regularly assesses the ability to realize its deferred tax assets under ASC 740. This analysis requires an assessment of all available evidence, both positive and negative, and gives the most weight to what is objectively verifiable. This analysis is done on a jurisdiction-by-jurisdiction basis in accordance with ASC 740-10-30.

After reviewing all available evidence, in the fourth quarter of 2022, the Company determined that it was more likely than not that the United States federal and state deferred tax assets were realizable; therefore, the Company released its historical valuation allowance for United States federal and state deferred tax assets. The primary drivers of this release were:

•

The Company’s strategic decision to prioritize profitability and profitable growth, starting in the second quarter of 2022, together with factors that caused revenue to increase at a faster rate than gross transaction value (“GTV”), which resulted in pretax income in the second quarter of 2022 through the end of 2022 as well as a three-year cumulative income position achieved in the fourth quarter of 2022.

•	The Company’s forecasts of taxable income[1] for 2023 and beyond, based on the strategic decision and changes in the Company’s business described above.

Analysis of Cumulative Income

As of the fourth quarter of 2022, the Company was in a three-year cumulative income position, including the effect of permanent adjustments, as detailed below. The permanent adjustments were primarily related to excess tax benefits from stock option exercises and dispositions (decrease in taxable income), minimum tax on global intangible low-taxed income from foreign operations (increase in taxable income), and various non-deductible expenses (increase in taxable income). Prior to the fourth quarter of 2022, the Company was in a three-year cumulative loss position and had incurred losses on an annual basis since inception. Past losses were primarily due to the Company’s strategic focus on growth, market share, and scaling of its business, particularly in recent years when growth was significantly accelerated by the effects of the COVID-19 pandemic. The Company’s recent pretax income, starting with the second quarter of 2022, was primarily driven by the Company’s increased scale from recent growth as well as increases in revenue cost optimization and operational efficiency, including from strategic cost-cutting measures, as described further in the section of the Amended Draft Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Model—Core Principles of Our Financial Model—Drivers of Profitability” on pages 105 and 133. These drivers, together with the Company’s strategic decision to prioritize profitability and profitable growth as described further below, allowed the Company to generate taxable income on a quarterly basis, starting with the second quarter of 2022 and through the first quarter of 2023, despite contemporaneous macroeconomic uncertainty and the subsiding impact of the COVID-19 pandemic on the Company’s business and growth.

[1]

As used herein, “taxable income” refers to taxable income as determined pursuant to ASC 740 and may exclude certain non-recurring charges and expenses. References herein to taxable income, cumulative income (loss), and pretax income (loss) refer to such amounts generated in the United States only, given the analysis relates to United States federal and state deferred tax assets.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Four

The Company’s three-year cumulative income (loss) analysis as of the fourth quarter of 2022 is as follows:

	Pretax Income (Loss)	Permanent Adjustments	Adjusted Pretax Income (Loss)

	(in millions)
2020	$(69)	$52	$(17)
2021	$(75)	$4	$(71)
2022	$71	$25	$96

Three-year cumulative income			$8

Sources of Future Taxable Income

As required under ASC 740-10-30-18, in assessing the need for a valuation allowance, the Company considered the following four sources of potential future taxable income:

•

Future reversals of existing taxable temporary differences. The Company has relied on the reversal of its deferred tax liabilities as a source of future taxable income; however, on their own, these deferred tax liabilities are not sufficient to realize all of the Company’s deferred tax assets.

•	Future taxable income exclusive of reversing temporary differences and carryforwards. Refer to the discussion below on expected future taxable income.

•

Taxable income in prior carryback year(s) if carryback is permitted under the tax law. The Company has historically not had any carryback capacity for United States federal or state tax purposes under the relevant tax laws in light of historical losses.

•	Tax-planning strategies. The Company has assessed, but has not identified, any prudent or feasible tax planning strategies given the Company’s projections of sufficient future taxable income.

The second quarter of 2022 resulted in pretax income due to the Company’s strategic decision to prioritize profitability and profitable growth through the measures taken by the Company as described above. In conjunction with this strategic decision, the Company also refreshed its internal forecasts, which showed taxable income for all future quarters covered in the forecasts, including fiscal year 2022.

The Company continued to evaluate positive and negative evidence during each subsequent quarter. In this evaluation, the Company placed more weight on the objectively verifiable evidence provided by the three-year cumulative income (loss) than the evidence provided by future forecasts. The Company stayed in a three-year cumulative loss position for the second and third quarters of 2022, and, as a result, the Company then concluded that it was more likely than not that its deferred tax assets would not be realized.

In the fourth quarter of 2022, the Company achieved significant pretax income in the United States ($35 million and $110 million in the third and fourth quarters of 2022, respectively), which resulted in pretax income, including the effect of permanent adjustments, for the year and a three-year cumulative income position, including the effect of permanent adjustments, for the first time in the Company’s history. In addition, the Company continued to forecast future taxable income, including for fiscal year 2023, both with and without permanent items. As such, the Company assessed the objectivity of its 2023 forecast, including whether the level of uncertainty about future operations, such as the impact of continuing macroeconomic uncertainty and headwinds, supported the conclusion that the Company had achieved sufficient profitability to support the release of its valuation allowance in the United States. In its assessment, the Company considered the following:

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Five

•

As noted above, the Company’s recent pretax income was primarily due to its significant recent growth, resulting in a business with much greater scale, as well as increases in revenue cost optimization and operating efficiency, including from strategic cost-cutting measures, providing a basis for the Company’s forecast in 2023.

•

The Company has demonstrated its ability to continue scaling its business as well as using multiple levers to drive future profitability, including large average order values, diversifying revenue streams, revenue cost optimization, economies of scale, multiple use cases and fulfillment options, operating expense efficiencies, and capital efficiencies. These levers are described further in the section of the Amended Draft Registration Statement titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Financial Model—Core Principles of Our Financial Model—Drivers of Profitability” beginning on page 105.

•	The Company’s intention to achieve and maintain profitable growth over time in a manner that optimizes for gross margin and profitability.

•

While the Company has experienced certain negative impacts to its business and results from operations from macroeconomic uncertainty as described throughout the Company’s Amended Draft Registration Statement, including in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Additional Factors Affecting Our Performance—Macroeconomic Factors” on page 122, the Company believes that the current scale of its business, operations, and GTV, together with the levers available to the Company to drive profitable growth as described above, allow the Company to adapt its business for future taxable income and profitable growth in the face of ongoing and potentially fluctuating macroeconomic uncertainty.

The Company believes its current forecasting process, which has incorporated the above business and strategic changes and expected macroeconomic impacts, produces sufficiently accurate expectations about future performance. The Company has a robust forecasting process completed monthly, and monitored daily, including assessment of impacts from the Company’s strategic plans, consideration of current macroeconomic factors and their short- and long-term impacts on the Company’s business, and interpretation of actual results and their impacts on the internal forecasts. In addition to the forecast of future taxable income as of the fourth quarter of 2022, the Company noted that it had pretax income for the first quarter of 2023, as summarized in the table below and in line with the Company’s forecast for that quarter. The following table summarizes the Company’s pretax income (loss) under U.S. GAAP and the three-year cumulative income (loss) including the effect of permanent adjustments from the fourth quarter of 2021 through the first quarter of 2023, reflecting the Company’s recent profitability trend.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Six

	Q4’2021	Q1’2022	Q2’2022	Q3’2022	Q4’2022	Q1’2023

	(in millions)
Pretax income (loss)	$(99)	$(83)	$10	$35	$110	$164
Three-year cumulative income (loss)	$(581)	$(535)	$(396)	$(232)	$8	$173

As part of its ongoing assessment of whether its deferred tax assets were more likely than not realizable, during the fourth quarter of 2022, the Company also concluded that its level of objectively verifiable three-year cumulative income, together with expectations of future taxable income, were sufficient to overcome the historical losses incurred by the Company during 2020 and 2021. As a result, the Company released its entire valuation allowance of $358 million for United States federal and state deferred tax assets, as it was deemed more likely than not that these deferred tax assets will be realized.

14. Net Income (Loss) per Share Attributable to Common Stockholders, page F-57

6.

Please tell us your determination of the $20 million undistributed earnings reallocated to common stockholders included in your net income (loss) attributable to common stockholders, diluted for fiscal year ended December 31, 2022.

The Company supplementally advises the Staff that, as disclosed on page F-27 of the Amended Draft Registration Statement, diluted net income (loss) attributable to common stockholders is presented in accordance with the two-class method required for companies with participating securities. Under the two-class method, undistributed earnings are allocated to the company’s common stock and preferred stock based on their contractual participating rights. For purposes of the calculation of diluted net income (loss) attributable to common stockholders, the potential impact of stock options, non-voting common stock warrants, unvested restricted non-voting common stock, and certain restricted stock units which are exercisable for or may be settled in shares of common stock, and thus are potential shares of common stock, is taken into account to the extent these potential shares are dilutive. The allocation of undistributed earnings between the common stock (inclusive of these potential shares of common stock to the extent they are dilutive) and the preferred stock is then recalculated for purposes of determining diluted net income (loss) attributable to common stockholders based on their contractual participating rights. The $20 million of undistributed earnings reallocated to common stockholders for the year ended December 31, 2022 represents the incremental amount of undistributed earnings that would be allocated to the common stock rather than the preferred stock as a result of the assumed exercise or settlement, as applicable, of the dilutive securities. For periods in which the Company reports net losses, such as the years ended December 31, 2020 and 2021, diluted net loss attributable to common stockholders is the same as basic net loss attributable to common stockholders because the effect of potentially dilutive securities is not dilutive.

*            *             *

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

May 8, 2023

Page Seven

Please contact me at (650) 843-5307, Jonie Kondracki at (415) 693-2174, or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Jon C. Avina
Jon C. Avina

cc:	Fidji Simo, Maplebear Inc.

Morgan Fong, Maplebear Inc.

Bradley Libuit, Maplebear Inc.

Hyun Jee Son, Maplebear Inc.

Kelsey Wilcox, Maplebear Inc.

Rachel Proffitt, Cooley LLP

Jonie Kondracki, Cooley LLP

Milson Yu, Cooley LLP

Ian D. Schuman, Latham & Watkins LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com